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                         [WELLS FARGO FUNDS LETTERHEAD]

                                                    July 18, 2006


                                                    Writer's Direct Dial Number
                                                    (415) 947-4612

Via Edgar
Ms. Linda Stirling
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

                  Re:  Wells Fargo Funds Trust
                       Registration Nos. 333-74295; 811-09253

Ms. Stirling:

         In connection with the registration of Wells Fargo Funds Trust (the "Trust") under the Investment Company Act of 1940, and the issuance of securities by it under the Securities Act of 1933, and pursuant to 17 C.F.R. 230.485(a)(1), we are transmitting herewith for filing Post-Effective Amendment No. 95 (the "Amendment") to the Trust's Registration Statement filed on Form N-1A.

         Wells Fargo Funds Management, LLC, adviser and administrator to the Wells Fargo Advantage Funds, has recently invested in a new automated prospectus production system called ProspectusBuilder, offered by the Funds' financial printer, RR Donnelly. This system is intended to enhance our efficiency in the production of prospectuses and more importantly, promote disclosure consistency across all the prospectuses that offer the Wells Fargo Advantage Funds.

         In connection with the implementation of ProspectusBuilder, we took the opportunity to both review our current fund specific disclosures as well as review the current structure of our prospectuses to determine if enhancements could promote greater ease of review for prospective investors seeking to make an investment decision. The filings being made today are the result of these efforts undertaken over many months.

     As a result of the comprehensive structural changes made to the prospectuses, efforts to produce a redlined version proved difficult, if not impossible. However, in light of the changes made and in order to assist you in your efforts to review this filing, we would like to highlight some of the more significant structural changes, which include the following:

     . Each Fund's page describing its principal investment strategies and investments now includes a side bar that contains other relevant information that an investor may want to know while reviewing a fund's objectives and strategies;
     . Each Fund's objective and strategy information is now followed by its individual performance and expense information;
     . Each Fund's principal risk factors are referenced on its objective and strategy page which then refers the reader to a different section of the prospectus to obtain a description of such principal risks;

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     .    The "Your Account" section of the prospectuses that includes information on how to purchase and redeem shares has been reorganized to include charts to enhance clarity;
     . Financial Highlights information has been moved to the back pages of the prospectus rather than following the information for each specific Fund; and
     . The Glossary section has been removed in its entirety from the prospectuses as we felt that it detracted, rather than added value, to prospective investors.

         This filing is our first filing utilizing the ProspectusBuilder software and represents the first of what will be numerous (a)-filings over the course of the next twelve months as each of our prospectuses are produced on ProspectusBuilder. The first of our Funds that we have scheduled to utilize ProspectusBuilder are those with a May 31st fiscal year-end, which include the WealthBuilder Portfolios and the Income Funds.

         In addition to the structural changes referenced above, we also took the opportunity to review Fund specific disclosures to determine whether any changes were warranted. In an effort to provide a consistent level of detail across all the Funds as to the circumstances under which securities are purchased or sold for a Fund's portfolio, we enhanced such disclosures relating to how the Funds describe their principal investment strategies./1/

         We also ensured that each Fund's description focused on its "principal" investments, strategies and risks. Along these lines, we made a determination that a Fund's allocation of less than 15% of its assets to a particular strategy or investment is not be considered part of it's "principal strategy"and did not warrant disclosure in the prospectus. Rather, such disclosure regarding such strategy or investment is be included in a Fund's Statement of Additional Information. However, we did apply certain exceptions to this policy when we believed that the commitment of a certain percentage of a Fund's assets to a strategy or investment would subject it to enhanced risk. For example, a Fund's commitment of 5% or more of its assets to derivates is disclosed in the Fund's prospectus.

         We are excited about the opportunity to produce prospectuses that we feel will assist investors in their review of our Funds and provide them with enhanced disclosure describing the manner in which the Funds are managed.

         If you have any questions or require additional information to assist you in your review of this filing, please contact the undersigned at the number indicated above.

                                                     Very truly yours,



                                                     /s/ Karin Brotman
                                                     --------------------------
                                                     Karin Brotman
                                                     Senior Counsel


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/1/ The only Fund that includes a substantive change to its investment objective is the Wells Fargo Advantage Strategic Income Fund. The Fund's investment objective is changing from "Seeks current income while maintaining prospectus for capital appreciation." to "Seeks total return with a high level of current income".